================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934




                           FOR THE MONTH OF MAY, 2002


                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

                            SEAGOE INDUSTRIAL ESTATE
                                    CRAIGAVON
                                    BT63 5UA
                                 UNITED KINGDOM
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

================================================================================

                                EXPLANATORY NOTE


PURPOSE OF FILING

The purpose of this report on Form 6-K by Galen Holdings Public Limited Company ("Galen," the "Company", "we", "our" or "us") is to make public the unaudited consolidated financial statements, as listed in the accompanying index, of Galen and its subsidiaries. These unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and are presented in U.S. dollars.

This report contains certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Statements that are not historical facts, including statements about our plans, beliefs, objectives, expectations and intentions, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. The words "believe," "expect," "anticipate," "intends," "estimate," "forecast," "project" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Although we believe the expectations expressed in the forward-looking statements are based on reasonable assumptions within the bounds of our knowledge of our business, including management's examination of historical operating trends, data contained in our records and other third party data, we caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified in our 2001 Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 28, 2001 (the "U.S. 2001 Annual Report") and in our other filings with the Commission.

Today we filed a separate Form 6-K with the Securities and Exchange Commission that contains a press release announcing the execution of an agreement to dispose of our clinical trials services business, and our unaudited consolidated financial statements as of March 31, 2002 and for the three and six months ended March 31, 2002 and 2001, prepared in accordance with U.K. generally accepted accounting principles ("U.K. GAAP") and presented in U.K. pounds sterling.

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY

                                TABLE OF CONTENTS

                                                                        PAGE NO.
                                                                        --------
I    Financial Information

     A.   Consolidated Financial Statements (unaudited)
             Consolidated Balance Sheets as of March 31, 2002
                and September 30, 2001                                      2
             Consolidated Statements of Operations for the three
                and six months ended March 31, 2002 and 2001                3
             Consolidated Statements of Comprehensive Income for
                the three and six months ended March 31, 2002
                and 2001                                                    4
             Consolidated Statements of Cash Flows for three and
                six months ended March 31, 2002 and 2001                    5
          Notes to the Consolidated Financial Statements                  6 - 19

     B.   Management's Discussion and Analysis of Financial Condition
             and Results of Operations                                      20

     C.   Quantitative and Qualitative Disclosures About Market Risk        28

II   Other Information

     A.   Legal Proceedings                                                 29

     B.   Submission of Matters to a Vote of Security Holders               29

     C.   Exhibits and Reports on Form 6-K or 8-K                           30

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
                       UNAUDITED CONSOLIDATED BALANCE SHEETS
                          (IN THOUSANDS OF U.S. DOLLARS)

                                                              MARCH 31,     SEPTEMBER 30,
                                                                 2002           2001
                                                             -----------    -------------
ASSETS
   Current Assets:
     Cash and cash equivalents                               $  290,215       $  326,076
     Accounts receivable, net                                    48,645           43,617
     Inventories                                                 26,410           24,274
     Deferred tax asset                                           9,622           13,600
     Prepaid expense and other assets                            11,272            7,595
     Current assets -- discontinued operations                       --            1,488
                                                             ----------       ----------
        Total current assets                                    386,164          416,650
                                                             ----------       ----------
   Property, plant and equipment, net                           111,519          116,325
   Property, plant and equipment, net --
      discontinued operations                                        --           17,097
   Intangible assets, net                                       371,717          346,287
   Goodwill, net                                                258,594          253,680
                                                             ----------       ----------
        Total assets                                         $1,127,994       $1,150,039
                                                             ==========       ==========
LIABILITIES
   Current Liabilities:
     Accounts payable                                        $   19,110       $   18,607
     Accrued and other liabilities                               33,019           35,548
     Current installments of long-term debt                      11,751           17,695
     Current installments of obligation under
        capital leases                                              383              538
     Income taxes                                                 7,399            3,113
     Deferred consideration                                       4,144           10,914
     Current liabilities -- discontinued operations                  --              576
                                                             ----------       ----------
        Total current liabilities                                75,806           86,991
                                                             ----------       ----------
   Other Liabilities:
     Long-term debt, excluding current installments             257,391          281,107
     Long-term obligations under capital leases,
        excluding current installments                              425              583
     Deferred income taxes                                       34,627           34,392
     Other non-current liabilities                                5,960            7,503
     Other non-current liabilities -- discontinued
        operations                                                   --              923
                                                             ----------       ----------
        Total liabilities                                       374,209          411,499
                                                             ----------       ----------
   Minority interest                                                 --              357

SHAREHOLDERS' EQUITY
   Ordinary shares, par value (pound)0.10 per share;
      250,000,000 (September 30, 2001; 250,000,000)
      shares authorized, 189,832,755 shares issued
      and outstanding at March 31, 2002, and 189,311,298
      issued and outstanding at September 30, 2001               29,976           29,902
   Additional paid-in capital                                   677,153          673,144
   Retained earnings                                             79,306           53,982
   Treasury stock                                               (11,444)         (11,444)
   Accumulated other comprehensive loss                         (21,206)          (7,401)
                                                             ----------       ----------
        Total shareholders' equity                              753,785          738,183
                                                             ----------       ----------
        Total liabilities and shareholders' equity           $1,127,994       $1,150,039
                                                             ==========       ==========

      See accompanying notes to unaudited consolidated financial statements.

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY
                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
              (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AMOUNTS)

                                                              THREE MONTHS ENDED MARCH 31,     SIX MONTHS ENDED MARCH 31,
                                                              ----------------------------    ----------------------------
                                                                  2002            2001            2002            2001
                                                              ------------    ------------    ------------    ------------
REVENUES
   Product revenue                                            $     56,664    $     45,052    $    111,554    $     86,009
   Service revenue                                                  19,712          17,396          40,341          35,280
                                                              ------------    ------------    ------------    ------------
      Total revenues                                                76,376          62,448         151,895         121,289
                                                              ------------    ------------    ------------    ------------
OPERATING  EXPENSES
   Cost of sales (excluding depreciation shown below)               22,022          19,608          45,199          39,963
   Selling, general and administrative                              23,643          23,618          45,724          40,868
   Research and development                                          4,732           2,605           9,206           5,222
   Depreciation                                                      2,567           1,952           4,669           3,751
   Amortization                                                      4,387           6,884           8,827          13,169
                                                              ------------    ------------    ------------    ------------
      Total operating expenses                                      57,351          54,667         113,625         102,973
                                                              ------------    ------------    ------------    ------------
OPERATING INCOME                                                    19,025           7,781          38,270          18,316
                                                              ------------    ------------    ------------    ------------
OTHER INCOME (EXPENSE)
   Interest income                                                   2,086           1,112           4,600           2,839
   Interest expense                                                 (5,071)         (6,424)        (10,918)        (13,995)
                                                              ------------    ------------    ------------    ------------
      Total other income (expense)                                  (2,985)         (5,312)         (6,318)        (11,156)
                                                              ------------    ------------    ------------    ------------
INCOME BEFORE TAXES & MINORITY INTEREST                             16,040           2,469          31,952           7,160
                                                              ------------    ------------    ------------    ------------
Provision for income taxes                                           2,909           2,271           9,078           4,743
Minority interest in earnings of subsidiaries                           --              52              47             109
                                                              ------------    ------------    ------------    ------------
   INCOME FROM CONTINUING OPERATIONS
      BEFORE EXTRAORDINARY LOSS                                     13,131             146          22,827           2,308
                                                              ------------    ------------    ------------    ------------
DISCONTINUED OPERATIONS
   Income/(loss) from discontinued operations,
      net of tax benefit of $140                              $         --              52            (304)            223
   Gain on disposal of discontinued operations,
      net of tax charge of $2,163                                       --              --           8,690              --
                                                              ------------    ------------    ------------    ------------
NET INCOME BEFORE EXTRAORDINARY LOSS                                13,131             198          31,213           2,531
   Extraordinary loss on early retirement of debt,
      net of tax benefit of $950                                        --              --          (1,426)             --
                                                              ------------    ------------    ------------    ------------
NET INCOME                                                    $     13,131    $        198    $     29,787    $      2,531
                                                              ============    ============    ============    ============
BASIC AND DILUTED NET INCOME PER ORDINARY SHARE
   - continuing operations before extraordinary loss          $       0.07    $         --    $       0.12    $       0.02
   - income and gain on disposal of discontinued operations             --              --            0.05              --
   - extraordinary loss on debt retirement                              --              --           (0.01)             --
                                                              ------------    ------------    ------------    ------------
      Basic and diluted net income per ordinary share         $       0.07    $         --    $       0.16    $       0.02
                                                              ============    ============    ============    ============
BASIC AND DILUTED NET INCOME PER ADS EQUIVALENT
   - continuing operations before extraordinary loss          $       0.28    $         --    $       0.49    $       0.06
   - loss from discontinued operations                                       --              --           (0.01)             --
   - gain on disposal of discontinued operations                        --              --            0.19              --
   - extraordinary loss on debt retirement                              --              --           (0.03)             --
                                                              ------------    ------------    ------------    ------------
      Basic and diluted net income per ADS equivalent         $       0.28    $         --    $       0.64    $       0.06
                                                              ============    ============    ============    ============
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
   Basic                                                       184,901,919     156,987,118     184,844,558     156,895,052
                                                              ============    ============    ============    ============
   Diluted                                                     186,195,464     159,961,194     186,320,589     160,484,918
                                                              ============    ============    ============    ============
WEIGHTED AVERAGE ADS EQUIVALENTS OUTSTANDING
   Basic                                                        46,225,480      39,246,780      46,211,140      39,223,763
                                                              ============    ============    ============    ============
   Diluted                                                      46,548,866      39,990,298      46,580,147      40,121,230
                                                              ============    ============    ============    ============

     See accompanying notes to unaudited consolidated financial statements.

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
            UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                 THREE MONTHS ENDED       SIX MONTHS ENDED
                                                     MARCH 31,               MARCH 31,
                                                --------------------    --------------------
                                                  2002        2001        2002        2001
                                                --------    --------    --------    --------
NET INCOME                                      $ 13,131    $    198    $ 29,787    $  2,531
                                                --------    --------    --------    --------
   Other comprehensive income:
      Foreign currency translation adjustment     (4,196)    (15,473)    (13,805)     (8,571)
                                                --------    --------    --------    --------
        Other comprehensive income (loss)         (4,196)    (15,473)    (13,805)     (8,571)
                                                --------    --------    --------    --------
 COMPREHENSIVE INCOME (LOSS)                    $  8,935    $(15,275)   $ 15,982    $ (6,040)
                                                ========    ========    ========    ========





     See accompanying notes to unaudited consolidated financial statements.

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                SIX MONTHS ENDED
                                                                    MARCH 31,
                                                              --------------------
                                                                2002        2001
                                                              --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                 $ 29,787    $  2,531
   Adjustments to reconcile net income to net cash
      provided by operating activities
         Depreciation                                            4,963       4,173
         Amortization of intangibles                             8,827      13,169
         Gain on sale of businesses                            (10,853)         --
         Loss on sale of assets                                     --          20
         Amortization of government grants                        (992)     (1,486)
         Stock compensation expense                                 --       4,469
         Minority interest                                          47         109
         Changes in assets and liabilities:
            (Increase)/decrease in accounts receivable,
               prepaid expense and other assets                 (9,394)      5,397
            (Increase)/decrease in inventories                  (2,160)      1,148
            Increase/(decrease) in accounts payable,
               accrued liabilities and other liabilities         3,290      (7,393)
         Income taxes                                            2,636       5,760
         Foreign exchange gain                                   3,270         685
                                                              --------    --------
            Net cash provided by operating activities           29,421      28,582
                                                              --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of fixed assets                                    (10,526)    (10,599)
   Purchase of intangible assets                               (42,037)         --
   Proceeds from sale of intangible assets                          --         309
   Proceeds from sale of business                               35,758          --
   Deferred consideration and acquisition costs                 (8,772)    (25,614)
                                                              --------    --------
      Net cash used in investing activities                    (25,577)    (35,904)
                                                              --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Long-term debt repaid, net                                   (8,782)    (31,603)
   Loan notes repaid                                           (20,000)         --
   Payments under capital leases                                  (313)       (311)
   Proceeds from share capital issue, net of expenses              101       6,907
   Cash dividends paid                                          (4,465)     (3,163)
                                                              --------    --------
      Net cash used in financing activities                    (33,459)    (28,170)
                                                              --------    --------
Net decrease in cash and cash equivalents                      (29,615)    (35,492)
   Cash and cash equivalents, beginning of period              326,076     113,671
   Foreign exchange adjustment on cash and cash equivalents     (6,246)     (1,145)
                                                              --------    --------
   Cash and cash equivalents, end of period                   $290,215    $ 77,034
                                                              ========    ========

     See accompanying notes to unaudited consolidated financial statements.

      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - U.S. GAAP
                     IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)


1.   BASIS OF PRESENTATION

The unaudited consolidated financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles, and pursuant to the rules and regulations of the Securities and Exchange Commission for interim reporting. Certain information and footnote disclosures normally included in complete financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted. In the opinion of management, the financial statements reflect all adjustments necessary for a fair statement of the operations for the interim periods presented. Interim results are not necessarily indicative of results to be expected in future periods or for the full year. The statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in the Galen Holdings Public Limited Company 2001 Annual Report on Form 20-F filed with the Securities and Exchange Commission.

The consolidated financial statements include the financial statements of Galen Holdings Public Limited Company ("Galen" or the "Company") and all of its majority owned subsidiaries. Galen does not presently hold investments in any entities that are not majority owned, nor does it have any majority owned subsidiary in which it does not have a controlling financial interest. All intercompany transactions and account balances have been eliminated on consolidation. During 2001 and 2000 the Company completed several acquisitions, which were accounted for under the purchase method of accounting. The consolidated financial statements include the results of operations from each of these business combinations as of the date of acquisition. Additional disclosure related to the Company's acquisitions is provided in Note 6.


2.   ADOPTION OF NEW ACCOUNTING STANDARDS

Effective October 1, 2001 the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141"), and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 eliminates the pooling-of-interest method of accounting for business combinations initiated after July 1, 2001, and changes the criteria for recognizing intangible assets apart from goodwill. SFAS 141 also requires that any business combination initiated after June 30, 2001 be accounted for by the purchase method. SFAS 142 provides that goodwill no longer be amortized and the value of identifiable intangible assets be amortized over their useful life, unless the asset is determined to have an indefinite useful life. The Company has determined that none of its intangible assets are deemed to have an indefinite life. In accordance with these accounting statements and upon adoption, the Company reclassified a total of $2,914 to goodwill from intangible assets (net), representing the assembled workforce associated with the Company's acquisition of Warner Chilcott. See Note 4.

Galen also adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), effective October 1, 2001. The objectives of SFAS 144 are to address significant issues relating to the implementation of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121"), and to develop a single accounting model based on the framework established

                     IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)


in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity in a disposal transaction. The results of the Chemical Synthesis Services ("CSS") component of Galen's Pharmaceutical Services operating segment, divested during the first quarter fiscal 2002, were treated as "discontinued operations."

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. SFAS 133 is effective for fiscal years beginning after June 15, 1999, but earlier application is permitted as of the beginning of any fiscal quarter subsequent to June 15, 1998. Upon initial application, all derivatives are required to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be reassessed and documented pursuant to the provisions of SFAS 133. Subsequent to the issuance of SFAS 133, the FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement 133," which defers the effective date of SFAS 133 to periods beginning after June 15, 2000. Galen adopted the statement beginning October 1, 2000. Adoption of the statement had no material impact on the financial statements.

On April 30, 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Generally, SFAS 145 is effective for fiscal years beginning after May 15, 2002. Upon adoption of SFAS No. 145, the Company will reclassify the loss on extinguishment of debt that was classified as an extraordinary item in the quarter ended December 31, 2001 since it does not meet the criteria in Opinion 30 for classification as an extraordinary item.


3.   INVENTORY

Inventory is stated at the lower of cost or market. Cost is determined principally on the basis of first in, first out or standards that approximate average cost. Inventory consists of the following:

                     IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)


                                                  MARCH 31,       SEPTEMBER 30,
                                                     2002             2001
                                                  ---------       -------------
     Finished goods                                $17,169           $13,373
     Raw materials                                   9,241            10,901
                                                   -------           -------
                                                   $26,410           $24,274
                                                   =======           =======


4.   GOODWILL AND INTANGIBLE ASSETS

Pursuant to SFAS 142 the Company's goodwill is no longer amortized effective October 1, 2001 (the date of the Company's adoption of this statement) and the Company is required to perform a periodic impairment test for goodwill. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. For this purpose the Company has determined that its operating segments also represent its reporting units, which are Pharmaceutical Products and Pharmaceutical Services. To identify potential impairment, the fair value of each reporting unit is compared with its carrying amount including goodwill. If the fair value of the reporting unit is less than its carrying value, goodwill is deemed to be potentially impaired. The Company has completed this impairment test as of October 1, 2001 and has determined that goodwill has not been impaired.

Amortizable intangible assets at March 31, 2002 were as follows:

                                          PRODUCT                       TOTAL
                                          SPECIFIC                    INTANGIBLE
                                           ASSETS       TRADEMARKS      ASSETS
                                          --------      ----------    ----------
     NET BOOK VALUE                       $346,626       $ 25,091      $371,717
                                          ========       ========      ========

     ACCUMULATED AMORTIZATION             $ 20,495       $  2,034      $ 22,529
                                          ========       ========      ========


These intangible assets are being amortized on a straight-line basis over 20 years, their estimated useful lives. Intangible asset amortization expense for the six months ended March 31, 2002 and 2001 amounted to $8,827 and $6,354, respectively. Following is the estimated aggregate amortization expense for the Company's next five fiscal years:

     YEAR ENDING SEPTEMBER 30,
     -------------------------
                2002                                            $18,797
                2003                                            $19,939
                2004                                            $19,939
                2005                                            $19,939
                2006                                            $19,939

                     IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)


The following table reconciles reported net income to that which would have been reported had SFAS 142 been applied as of the beginning of fiscal 2001:

                                                THREE MONTHS ENDED      SIX MONTHS ENDED
                                                    MARCH 31,               MARCH 31,
                                               -------------------     -------------------
                                                 2002        2001        2002        2001
                                               -------     -------     -------     -------
Reported net income                            $13,131     $   198     $29,787     $ 2,531
Add back: Goodwill amortization, net of tax         --       3,025          --       6,026
                                               -------     -------     -------     -------
   Adjusted net income                         $13,131     $ 3,223     $29,787     $ 8,557
                                               =======     =======     =======     =======

BASIC AND DILUTED EARNINGS PER ADS:
   Reported net income                         $  0.28     $    --     $  0.64     $  0.06
   Goodwill amortization, net of tax                --        0.08          --        0.15
                                               -------     -------     -------     -------
      Adjusted net income                      $  0.28     $  0.08     $  0.64     $  0.21
                                               =======     =======     =======     =======


5.   WARNER CHILCOTT SENIOR NOTES DUE 2008

Warner Chilcott, Inc. ("WCI") at the time of its acquisition by Galen on September 29, 2000 had $200,000 principal amount of 12?% senior notes outstanding. The senior notes were issued by WCI in February 2000 and are unconditionally guaranteed by Warner Chilcott, plc ("Warner Chilcott"), WCI's direct parent. In March 2001, Galen unconditionally guaranteed the notes.

Interest payments on the notes are due semi-annually in arrears on February 15 and August 15. The senior notes are due in February 2008 and are redeemable prior to maturity at the option of WCI, in whole or part, beginning in February 2004 at redemption prices that decrease annually and range from 106.3125% to 100% of the principal amount of the senior notes plus accrued interest. The indenture governing the senior notes limits Warner Chilcott and its subsidiaries' ability to incur or guarantee additional debt, as well as to pay dividends or distributions on, or redeem or repurchase, capital stock.

The indenture governing the senior notes provides that upon a change of control, each note holder has the right to require WCI to repurchase their notes at a price equal to 101% of the principal amount plus accrued interest. Galen's acquisition of Warner Chilcott triggered the right of holders to require WCI to repurchase the senior notes. Approximately 20% of the note holders elected to tender their notes under this provision and, on December 13, 2000, Warner Chilcott purchased $40,300 principal amount of the notes. On December 18, 2001, Galen Limited, a wholly owned subsidiary of the Company, purchased $20,000 of principal amount of the senior notes for $23,000. The Company may, from time to time depending on market conditions, repurchase senior notes in the open market.


6.   ACQUISITIONS

                     IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)


On September 29, 2000, Galen acquired all of the outstanding shares and share equivalents of Warner Chilcott through a scheme of arrangement under the laws of the Republic of Ireland. The Company issued 2.5 Galen ordinary shares for each of Warner Chilcott's outstanding ordinary shares. All of Warner Chilcott's outstanding share options and warrants were converted at the same ratio into options and warrants to acquire Galen shares. The total acquisition price of $325,500 consisted of (i) $282,900, in respect of 31,698,554 Galen shares issued in exchange for the 12,680,812 outstanding shares of Warner Chilcott, (ii) $31,200 representing the fair market value of Galen share options and warrants issued in exchange for Warner Chilcott options and warrants, and (iii) $11,400 of acquisition costs. The Warner Chilcott transaction closed on September 29, 2000, the last business day of the Company's fiscal year 2000, and was accounted for as a purchase. Under purchase accounting, the purchase price is allocated to the tangible and intangible assets acquired based upon their respective fair values as of the purchase date.

In June 2001, Galen purchased from Bristol-Myers Squibb Company Estrace(R) tablets, a branded estrogen replacement therapy product, for approximately $95,000. In connection with the purchase, Galen entered into a five-year supply agreement with Bristol-Myers Squibb Laboratories Company in relation to this product with an option to renew for two additional years. Galen acquired rights to all of the intangible assets associated with the product including the trademark, regulatory files, manufacturing know-how and other intellectual property. The acquisition of the product is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. No value was assigned to the supply agreement for the acquired product as the product purchase price under the agreement approximates the price Galen would expect to pay third party contract manufacturers. The asset value has been increased to $123,000 in order to account for certain liabilities assumed by the Company at the time of purchase, and for deferred taxes. The intangible assets are being amortized over 20 years, the product's estimated useful life.

In March 2002, Galen purchased from Bristol-Myers Squibb Duricef(R), an antibiotic, and Moisturel(R), a skin cream, for approximately $40,440. The asset value has been increased by an additional $5,700 for deferred taxes. The acquisition of the product is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. The intangible assets are being amortized over 20 years, the product's estimated useful life.

The following unaudited pro forma information presents Galen's results of operations for the six months ended March 31, 2002 and 2001 assuming that the purchases of Duricef(R), Moisturel(R) and Estrace(R) tablets were completed as of October 1, 2000. These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense, increased interest expense on acquisition debt and related adjustments. They do not purport to be indicative of the results of operations that actually would have resulted had the transactions occurred as of October 1, 2000, or of future results of operations.

                     IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)


                                                SIX MONTHS ENDED MARCH 31,
                                   -----------------------------------------------------
                                             2002                        2001
                                   -------------------------   -------------------------
                                      ACTUAL      PRO FORMA       ACTUAL      PRO FORMA
                                   -----------   -----------   -----------   -----------
Revenue                            $   151,895   $   158,094   $   121,289   $   151,066
Net income                         $    29,787   $    33,386   $     2,531   $    14,717
                                   ===========   ===========   ===========   ===========

Net income per ADS -- Basic        $      0.64   $      0.72   $      0.06   $      0.38
                                   ===========   ===========   ===========   ===========
Net income per ADS -- Diluted      $      0.64   $      0.72   $      0.06   $      0.37
                                   ===========   ===========   ===========   ===========
Weighted average ADS equivalents
   outstanding
   Basic                            46,211,140    46,211,140    39,223,763    39,223,763
                                   ===========   ===========   ===========   ===========
   Diluted                          46,580,147    46,580,147    40,121,230    40,121,230
                                   ===========   ===========   ===========   ===========


7.   SALE OF CHEMICAL SYNTHESIS SERVICES

As of December 31, 2001, the Company sold the Chemical Synthesis Services business ("CSS") for which the Company received cash consideration of approximately $36,000. CSS was a component of the Company's pharmaceutical services business and consisted of SynGal (a Galen subsidiary) and QuChem Limited (a Galen subsidiary), and provides integrated services from basic research and development and small-scale synthesis to kilogram-scale synthesis to customers requiring custom chemical syntheses. CSS employed approximately 110 people based in two Northern Ireland sites and had revenue of $7,500 in the year ended September 30, 2001. In anticipation of the transaction, Galen purchased the 24% minority interest in QuChem Limited that it did not already own for consideration of approximately $960. The Company reported a pre-tax gain of $8,690 from the sale that is included in the Company's Statement of Operations for the six months ended March 31, 2002. Included in the Company's provision for income taxes for the six months ended March 31, 2002 are taxes related to the CSS sale amounting to $2,163. As part of this transaction Alan Armstrong, President of Galen's pharmaceutical services business, resigned from both his position with Galen and his Galen directorship. Galen intends to use the proceeds from this transaction to expand its portfolio of branded pharmaceutical products particularly in the women's healthcare therapeutic area, by pursuing other selected product acquisitions and strategic opportunities, and for general corporate purposes. Asset and liabilities of the discontinued operations as of December 31, 2001 were as follows:

     Fixed assets                                            $ 26,265
     Current assets                                             2,201
     Current liabilities                                       (2,324)
     Deferred income                                           (1,290)
                                                             --------
        Net assets of discontinued operations                $ 24,852
                                                             ========

                     IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)


8.   REVENUE RECOGNITION

PHARMACEUTICAL PRODUCTS
Revenue from product sales is recognized upon shipment of products, that is, when title to the product is passed to the customer. The Company warrants products against defects and for specific quality standards, permitting the return of products under certain circumstances. Product sales are recorded net of value-added tax and similar taxes, trade discounts, sales returns, rebates and intercompany transactions.

PHARMACEUTICAL SERVICES
Clinical Trial Services ("CTS") provides clinical packaging services to pharmaceutical companies, which includes the design, manufacturing, packaging and distribution of both active drugs and placebos to clinical trial patients. Revenue for these services is recognized upon shipment of the finished clinical supplies to the customer which is when title to the product is passed to the customer and the Company has no future performance obligations. Service revenue generated from CTS's drug accountability facility is recognized when the services are completed which is generally after the drugs are properly disposed of. CTS also charges monthly fees for specialized pharmaceutical management and storage services, and revenue is recognized upon invoice to the customer at which point the customer is obligated to pay and the Company has no future performance obligations. Chemical Synthesis Services ("CSS"), sold by Galen as of December 31, 2001, provided custom design services and chemical synthesis operations to pharmaceutical companies. In general, projects were billed and revenue was recognized upon the completion of the project. CSS also provided laboratory services that were charged on an hourly basis. These laboratory services were billed and recognized as revenue on a monthly basis upon completion of work. Pharmaceutical service revenue is recognized exclusive of value-added tax, similar taxes and inter-company transactions.


9.   EARNINGS PER SHARE

Basic net income per ordinary share (and ADS) is based on the income available to ordinary shareholders divided by the weighted average number of ordinary shares (and equivalent ADSs) outstanding during the period. Diluted income per share is computed by adjusting the weighted average number of ordinary shares (and equivalent ADSs) outstanding during the period for potentially dilutive rights to acquire ordinary shares or ADSs that were outstanding during the period. The dilution attributable to rights to acquire shares is computed using the treasury stock method and depends upon the market price of the Company's shares during the period.

Shares held in the Employee Share Trust are excluded from these calculations. The following table sets forth the computation for each of these calculations:

                     IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)


                                                           THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                MARCH 31,                     MARCH 31,
                                                       ---------------------------   ---------------------------
                                                           2002           2001           2002           2001
                                                       ------------   ------------   ------------   ------------
Numerator for basic and diluted net income per
   per ordinary share and ADS                          $     13,131   $        198   $     29,787   $      2,531
                                                       ============   ============   ============   ============
Weighted average number of ordinary shares (basic)      184,901,919    156,987,118    184,844,558    156,895,052
Effect of dilutive stock options                          1,293,545      2,974,076      1,476,031      3,589,866
                                                       ------------   ------------   ------------   ------------
Weighted average number of ordinary shares (diluted)    186,195,464    159,961,194    186,320,589    160,484,918
Basic net income per ordinary share                    $       0.07   $         --   $       0.16   $       0.02
                                                       ============   ============   ============   ============
Diluted net income per ordinary share                  $       0.07   $         --   $       0.16   $       0.02
                                                       ============   ============   ============   ============
Weighted average number of equivalent ADSs (basic)       46,225,480     39,246,780     46,211,140
                                                                                                      39,223,763
Effect of dilutive stock options                            323,386        743,518        369,007        897,467
                                                       ------------   ------------   ------------   ------------
Weighted average number of equivalent ADSs (diluted)     46,548,866     39,990,298     46,580,147     40,121,230
                                                       ============   ============   ============   ============
Basic and diluted net income per ADS                   $       0.28   $         --   $       0.64   $       0.06
                                                       ============   ============   ============   ============


10.  CONTINGENCIES

The Company is involved in various legal proceedings of a nature considered normal to its business including product liability and other matters. In the event of the adverse outcome of these proceedings, the Company believes that resulting liabilities are either covered by insurance, established reserves, or would not have a material adverse effect on the financial condition or results of operations of the Company.


11.  INCOME TAXES

Galen operates primarily in three tax jurisdictions, the United Kingdom, the United States and the Republic of Ireland. In the United Kingdom the statutory rate was 30% in both the current and prior year periods. The federal statutory rate in the U.S. was 35% in both periods. In the Republic of Ireland, the statutory rate was 17% in the current period and 21% in the prior year period. Our effective tax rate was 28% in the current period and 66% in the prior year period. The primary reason for the unusually high rate in the prior year period was the goodwill amortization associated with the Company's Warner Chilcott transaction, which is not deductible for tax purposes. The lower effective tax rate for the current period is attributed to the cessation of goodwill amortization upon the Company's adoption of SFAS 142 effective October 1, 2001 (see Note 2) and the increased proportion of our profits arising in the Republic of Ireland.

                     IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)


12.  CONSOLIDATING SCHEDULE

Following are consolidating schedules reflecting Balance Sheet and Statement of Operations information for the Company as of March 31, 2002, and for the three and six months ended March 31, 2002 and 2001:

                                                GALEN         WARNER        WARNER        OTHER
                                              HOLDINGS      CHILCOTT,     CHILCOTT,    SUBSIDIARY    ELIMINATION
                                                 PLC           PLC           INC.       COMPANIES      ENTRIES     CONSOLIDATED
                                             -----------   -----------   -----------   -----------   -----------   ------------
MARCH 31, 2002
BALANCE SHEET DATA:

ASSETS
   Cash and cash equivalents                  $ 241,894     $      --     $  10,285     $  38,036     $      --     $ 290,215
   Accounts receivable, net                          90            --        15,611        32,944            --        48,645
   Inventories                                       --            --        42,352       (15,942)           --        26,410
   Inter-company receivable (payable)           158,846       (20,713)      (21,503)     (116,630)           --
   Other current assets                              --            --        11,136         9,758            --        20,894
                                              ---------     ---------     ---------     ---------     ---------     ---------
      Current assets                          $ 400,830     $ (20,713)    $  57,881     $ (51,836)    $      --     $ 386,164
                                              ---------     ---------     ---------     ---------     ---------     ---------
   Property, plant and equipment, net         $      --     $      --     $   3,190     $ 108,329     $      --     $ 111,519
   Intangible assets, net                     $      --     $      --     $ 384,873     $ 245,438     $      --     $ 630,311
   Investment in subsidiaries                 $ 326,134     $ 185,593     $      --     $      --     $(511,727)    $      --
LIABILITIES AND EQUITY
   Current liabilities                        $     712     $      --     $  16,964     $  58,130     $      --     $  75,806
   Long-term debt                             $      --     $      --     $ 143,919     $ 113,897     $      --     $ 257,816
   Deferred income taxes                      $      --     $      --     $      --     $  34,627     $      --     $  34,627
   Other non-current liabilities              $      --     $      --     $      --     $   5,960     $      --     $   5,960
   Minority interests                         $      --     $      --     $      --     $      --     $      --
   Shareholders' equity                       $ 726,252     $ 164,880     $ 285,061     $  89,319     $(511,727)    $ 753,785
                                              =========     =========     =========     =========     =========     =========
THREE MONTHS ENDED MARCH 31, 2002
STATEMENT OF OPERATIONS DATA:

REVENUES
   Product revenue                            $      --     $      --     $  41,748     $  14,916     $      --     $  56,664
   Service revenue                                   --            --            --        19,712            --        19,712
                                              ---------     ---------     ---------     ---------     ---------     ---------
      Total revenues                                 --            --        41,748        34,628            --        76,376
                                              ---------     ---------     ---------     ---------     ---------     ---------
OPERATING EXPENSES
   Cost of goods sold                                --            --        14,920         7,102            --        22,022
   SG&A                                          (2,573)           78        12,631        13,507            --        23,643
   Research and development                          --            --           657         4,075            --         4,732
   Depreciation                                      --            --           171         2,396            --         2,567
   Amortization                                      --            --         2,802         1,585            --         4,387
                                              ---------     ---------     ---------     ---------     ---------     ---------
      Total operating expenses                   (2,573)           78        31,181        28,665            --        57,351
                                              ---------     ---------     ---------     ---------     ---------     ---------
INTEREST INCOME (EXPENSE)                         1,840            --        (4,246)         (579)           --        (2,985)
PROVISION FOR INCOME TAXES                           --            --         2,557           352            --         2,909
                                              ---------     ---------     ---------     ---------     ---------     ---------
   NET INCOME (LOSS)                          $   4,413     $     (78)    $   3,764     $   5,032     $      --     $  13,131
                                              =========     =========     =========     =========     =========     =========

                     IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)


                                                GALEN         WARNER        WARNER        OTHER
                                              HOLDINGS      CHILCOTT,     CHILCOTT,    SUBSIDIARY    ELIMINATION
                                                 PLC           PLC           INC.       COMPANIES      ENTRIES     CONSOLIDATED
                                             -----------   -----------   -----------   -----------   -----------   ------------
SIX MONTHS ENDED MARCH 31, 2002
STATEMENT OF OPERATIONS DATA:

REVENUES
   Product revenue                            $      --     $      --     $  79,789     $  31,765     $      --     $ 111,554
   Service revenue                                   --            --            --        40,341            --        40,341
                                              ---------     ---------     ---------     ---------     ---------     ---------
      Total revenues                                 --            --        79,789        72,106            --       151,895
                                              ---------     ---------     ---------     ---------     ---------     ---------
OPERATING EXPENSES
   Cost of goods sold                                --            --        27,485        17,714            --        45,199
   SG&A                                          (2,610)           78        24,510        23,746            --        45,724
   Research and development                          --            --           719         8,487            --         9,206
   Depreciation                                      --            --           329         4,340            --         4,669
   Amortization                                      --            --         5,602         3,225            --         8,827
                                              ---------     ---------     ---------     ---------     ---------     ---------
      Total operating expenses                   (2,610)           78        58,645        57,512            --       113,625
                                              ---------     ---------     ---------     ---------     ---------     ---------
INTEREST INCOME (EXPENSE)                         4,087            --        (9,879)         (526)           --        (6,318)
PROVISION FOR INCOME TAXES                           --            --         3,984          5,094           --         9,078
MINORITY INTEREST IN EARNINGS OF SUBSIDIARIES        --            --            --            47            --            47
DISCONTINUED OPERATIONS                              --            --            --         8,386            --         8,386
EXTRAORDINARY LOSS                                   --            --        (1,426)           --            --        (1,426)
                                              ---------     ---------     ---------     ---------     ---------     ---------
   NET INCOME (LOSS)                          $   6,697     $     (78)    $   5,855     $  17,313     $      --     $  29,787
                                              =========     =========     =========     =========     =========     =========
THREE MONTHS ENDED MARCH 31, 2001
STATEMENT OF OPERATIONS DATA:

REVENUES
   Product revenue                            $      --     $      --     $  27,644     $  17,408     $      --     $  45,052
   Service revenue                                   --            --            --        17,396            --        17,396
                                              ---------     ---------     ---------     ---------     ---------     ---------
      Total revenues                                 --            --        27,644        34,804            --        62,448
                                              ---------     ---------     ---------     ---------     ---------     ---------
OPERATING EXPENSES
   Cost of goods sold                                --            --         4,812        14,796            --        19,608
   SG&A                                              --            --         9,501        14,117            --        23,618
   Research and development                          --            --            --         2,605            --         2,605
   Depreciation                                      --            --            90         1,862            --         1,952
   Amortization                                      --            --         5,691         1,193            --         6,884
                                              ---------     ---------     ---------     ---------     ---------     ---------
      Total operating expenses                       --            --        20,094        34,573            --        54,667
                                              ---------     ---------     ---------     ---------     ---------     ---------
INTEREST INCOME (EXPENSE)                            25            --        (4,972)         (365)           --        (5,312)
PROVISION FOR INCOME TAXES                           --            --         2,140           131            --         2,271
MINORITY INTEREST IN EARNINGS OF SUBSIDIARIES        --            --            --            52            --            52
DISCONTINUED OPERATIONS                              --            --            --            52            --            52
                                              ---------     ---------     ---------     ---------     ---------     ---------
   NET INCOME (LOSS)                          $      25     $      --     $     438     $    (265)    $      --     $     198
                                              =========     =========     =========     =========     =========     =========
SIX MONTHS ENDED MARCH 31, 2001
STATEMENT OF OPERATIONS DATA:

REVENUES
   Product revenue                            $      --     $      --     $  53,656     $  32,353     $      --     $  86,009
   Service revenue                                   --            --            --        35,280            --        35,280
                                              ---------     ---------     ---------     ---------     ---------     ---------
      Total revenues                                 --            --        53,656        67,633            --       121,289
                                              ---------     ---------     ---------     ---------     ---------     ---------
OPERATING EXPENSES
   Cost of goods sold                                --            --        10,339        29,624            --        39,963
   SG&A                                              --            (3)       19,068        21,803            --        40,868
   Research and development                          --            --            --         5,222            --         5,222
   Depreciation                                      --            --           163         3,588            --         3,751
   Amortization                                      --            --        11,383         1,786            --        13,169
                                              ---------     ---------     ---------     ---------     ---------     ---------
      Total operating expenses                       --            (3)       40,953        62,023            --       102,973
                                              ---------     ---------     ---------     ---------     ---------     ---------
INTEREST INCOME (EXPENSE)                            70            --       (10,547)         (679)           --       (11,156)
PROVISION FOR INCOME TAXES                           --            --         2,695         2,048            --         4,743
MINORITY INTEREST IN EARNINGS OF SUBSIDIARIES        --            --            --           109            --           109
DISCONTINUED OPERATIONS                              --            --            --           223            --           223
                                              ---------     ---------     ---------     ---------     ---------     ---------
   NET INCOME (LOSS)                          $      70     $       3     $    (539)    $   2,997     $      --     $   2,531
                                              =========     =========     =========     =========     =========     =========

                     IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)


13.  SEGMENT INFORMATION

This segment information is provided based on the manner in which Galen's management assesses performance and allocates resources, and for which discrete financial information is available. Galen evaluates performance based on operating income. The Company's business is classified into two operating segments for internal financial reporting purposes: Pharmaceutical Products and Pharmaceutical Services. All intercompany items are eliminated. The accounting policies of both reportable segments are the same as those described in the Company's Annual Report on Form 20-F.

Pharmaceutical Products includes the development, manufacture, supply and marketing of prescription pharmaceutical products in the United States, United Kingdom and Ireland. Pharmaceutical Services includes Galen's CTS business, which supplies and distributes clinical trial materials internationally and operates a drug reconciliation business. Interactive Clinical Technologies, Inc., also a component of Pharmaceutical Services, provides computer-based interactive voice response systems and related services to permit the efficient management of worldwide clinical trials and clinical supplies. As of December 31, 2001 Chemical Synthesis Services, formerly a component of Galen's Pharmaceutical Services segment, was sold (see Note 7).

Following is selected information for the periods indicated:

                     IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)


(A)  CONTRIBUTION BY OPERATING SEGMENT

                                           THREE MONTHS ENDED     SIX MONTHS ENDED
                                                MARCH 31,             MARCH 31,
                                           -------------------   -------------------
                                             2002       2001       2002       2001
                                           --------   --------   --------   --------
PHARMACEUTICAL PRODUCTS
   Revenue                                 $ 56,664   $ 45,052   $111,554   $ 86,009
   Cost of sales                             10,917     10,751     24,125     21,678
   Operating expenses                        24,444     22,936     46,825     39,732
   Amortization and depreciation expense      5,859      7,325     11,369     14,022
                                           --------   --------   --------   --------
      Total operating expenses               41,220     41,012     82,319     75,882
                                           --------   --------   --------   --------
   Operating income                        $ 15,444   $  4,040   $ 29,235   $ 10,577
                                           ========   ========   ========   ========
PHARMACEUTICAL SERVICES
   Revenue                                 $ 19,712   $ 17,396   $ 40,341   $ 35,280
   Cost of sales                             11,105      8,857     21,074     18,285
   Operating expenses                         3,931      3,287      8,105      6,358
   Amortization and depreciation expense      1,095      1,511      2,127      2,898
                                           --------   --------   --------   --------
      Total operating expenses               16,131     13,655     31,306     27,541
                                           --------   --------   --------   --------
   Operating income                        $  3,581   $  3,741   $  9,035   $  7,739
                                           ========   ========   ========   ========


(B)  GEOGRAPHICAL ANALYSIS (BASED ON THE LOCATION IN WHICH SALE ORIGINATED)

                                           THREE MONTHS ENDED     SIX MONTHS ENDED
                                                MARCH 31,             MARCH 31,
                                           -------------------   -------------------
                                             2002       2001       2002       2001
                                           --------   --------   --------   --------
REVENUE
   United States                           $ 54,314   $ 36,248   $102,933   $ 74,403
   United Kingdom                            21,464     25,739     47,986     46,075
   All Other                                    598        461        976        811
                                           --------   --------   --------   --------
                                           $ 76,376   $ 62,448   $151,895   $121,289
                                           ========   ========   ========   ========

OPERATING INCOME
   United States                           $ 14,745   $  5,111   $ 28,772   $ 12,453
   United Kingdom                             4,429      2,665     10,417      5,870
   All Other                                   (149)         5       (919)        (7)
                                           --------   --------   --------   --------
                                           $ 19,025   $  7,781   $ 38,270   $ 18,316
                                           ========   ========   ========   ========

                     IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)


(C)  PRODUCT AND SERVICE REVENUE

                                           THREE MONTHS ENDED     SIX MONTHS ENDED
                                                MARCH 31,             MARCH 31,
                                           -------------------   -------------------
                                             2002       2001       2002       2001
                                           --------   --------   --------   --------
PHARMACEUTICAL PRODUCTS - NET SALES
   Womens' healthcare                      $ 21,052   $ 13,821   $ 36,878   $ 25,610
   Dermatology and urology                   20,537     14,157     43,493     26,825
   Other                                     15,075     17,074     31,183     33,574
                                           --------   --------   --------   --------
                                           $ 56,664   $ 45,052   $111,554   $ 86,009
                                           ========   ========   ========   ========

PHARMACEUTICAL SERVICES
   Clinical Trial Services*                $ 19,712   $ 19,058   $ 42,241   $ 38,900
   Chemical Synthesis Services                   --     (1,662)    (1,900)    (3,620)
                                           --------   --------   --------   --------
                                           $ 19,712   $ 17,396   $ 40,341   $ 35,280
                                           ========   ========   ========   ========

* includes Interactive Clinical Technologies, Inc., or ICTI


(D)  CHANGES IN GOODWILL BY BUSINESS ACTIVITY

PHARMACEUTICAL PRODUCTS
   Balance as of September 30, 2001                                     $220,226
   Plus: Reclassification of assembled workforce                           2,914
                                                                        --------
   Balance as of March 31, 2002                                         $223,140
                                                                        ========
PHARMACEUTICAL SERVICES
   Balance as of September 30, 2001                                     $ 33,454
   Plus: Accrual of contingent consideration
                                                                           2,000
                                                                        --------
    Balance as of March 31, 2002                                        $ 35,454
                                                                        ========


14.  SUBSEQUENT EVENT

On May 8, 2002, the Company announced that it agreed to the sale of its Clinical Trial Services business ("CTS") for a total cash consideration, on a cash and debt free basis, of approximately $191,000. CTS, carried out through Gaelta Research and Development Limited and Galen, Inc., provides clinical packaging services to pharmaceutical companies that choose to outsource their manufacturing, packaging and distribution of both active drugs and placebos to targeted clinical trial patients. CTS also offers analytical services, including stability testing, complete analytical testing and release and analytical method development. CTS had revenue of $58,700 in the year ended September 30, 2001. This sale is part of the Company's ongoing strategy to focus on our faster

                     IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)


growing pharmaceutical products business, freeing up additional resources for our growth plans in this area through the sale of the Company's non-core pharmaceutical services businesses. The approval of the Company's shareholders to this sale will be sought at an extraordinary general meeting of the Company to be held on May 29, 2002. Galen still retains Interactive Clinical Technologies, Inc., or ICTI, which the Company intends to sell.

B. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations of Galen should be read in conjunction with the consolidated unaudited financial statements and notes thereto, appearing in Section I-A of this Form 6-K. The financial data analyzed in this discussion has been prepared in accordance with U.S. GAAP.

OVERVIEW

Galen is a specialty pharmaceutical company focused principally on the women's healthcare, dermatology and urology therapeutic areas. We develop, manufacture, supply and market branded prescription pharmaceutical products in the United Kingdom, Ireland and the United States. Revenue from sales of our products in the United States is now the most rapidly expanding element of our business. An important part of our strategy is to develop and commercialize pharmaceutical products based on innovative formulations and novel drug delivery technology, particularly our proprietary intravaginal ring, or IVR, technology. Our IVR is able to deliver a wide range of medicines to the patient over periods of up to three months.

Our pharmaceutical products business, which includes our research and development activities, focuses on the women's healthcare therapeutic area and other product areas such as dermatology and urology. Our principal products include:

     o Estrace(R) vaginal cream, a locally applied estrogen to treat vaginal atrophy, that we acquired from Bristol-Myers Squibb Company in February 2000;

     o Estrace(R) tablets, an estrogen replacement therapy product, that we acquired from Bristol-Myers Squibb Company in June 2001;

     o Ovcon(R) 35 and Ovcon(R) 50, both oral contraceptives, that we acquired from Bristol-Myers Squibb Company in February 2000;

     o Doryx(R), an oral antibiotic for the treatment of acne and for adjunctive therapy in the treatment of severe acne; and

     o Duricef(R), an antibiotic for the treatment of streptococcal pharyngitis and skin/skin-structure infections, that we acquired from Bristol-Myers Squibb Company in March 2002.

We have a pipeline of products in development principally for the U.S. market, including a number utilizing the IVR drug delivery technology.

Through our U.S. sales force of approximately 225 representatives, we market our portfolio of branded pharmaceutical specialty products targeted at the women's healthcare market. We believe we have one of the largest women's healthcare sales forces calling on physician specialists including obstetrician/gynecologists, dermatologists and urologists in the United States. Our sales force of approximately 115 representatives in the United Kingdom and Ireland market our product portfolio through direct contact with general practitioners, community pharmacists and hospital consultants.

We manufacture finished pharmaceutical products for our U.K. products business at our facilities in Craigavon and Larne, Northern Ireland. While we manufacture most of the products that we market in the United Kingdom, certain of our U.K. pharmaceutical products and all of our U.S. pharmaceutical products are manufactured for us under contracts with third parties.

As part of our ongoing strategy to focus on our faster growing pharmaceutical products business, we have begun divesting our pharmaceutical services business. This process began in December 2001 when we disposed of our Clinical Syntheses Services, or CSS, business for a cash consideration of approximately $36 million. We announced on May 8, 2002 that we agreed to dispose of our Clinical Trials Services business, or CTS, for a total consideration on a cash and debt free basis of $191 million to be satisfied in cash at closing. The disposition is subject to shareholder approval and is expected to close on or about May 31, 2002. We still retain Interactive Clinical Technologies, Inc., or ICTI, which we intend to sell.

For the period under review, our consolidated results of operations should be considered in light of the following specific factors.

EFFECT OF THE ACQUISITION OF WARNER CHILCOTT. On September 29, 2000 we acquired Warner Chilcott, a U.S. based developer and marketer of branded prescription pharmaceutical products, for $325.5 million. The purchase consideration consisted of the issuance of 31,698,554 ordinary shares, valued at $282.9 million, in exchange for all of the outstanding shares of Warner Chilcott, and the issuance of Galen share options and warrants valued at $31.2 million to former holders of Warner Chilcott options and warrants and $11.4 million of transaction related costs.

The acquisition of Warner Chilcott, which closed on the last business day of our 2000 fiscal year, was accounted for as a purchase. The acquisition had and will have the following effects on our results of operations:

     o We recognized intangible assets in the amount of $199.9 million related to the Ovcon(R) 35 and Ovcon(R) 50 and Estrace(R) cream products of Warner Chilcott. We are amortizing this amount over a period of 20 years and, as a consequence, amortization of intangible assets will be substantially greater than prior periods and reduce net income accordingly.

     o We recognized goodwill in the amount of $212.1 million (Galen ceased amortizing goodwill effective October 1, 2001 upon the adoption of a new U.S. accounting standard which prohibits the amortization of goodwill).

     o In February 2000, Warner Chilcott, Inc. issued $200.0 million principal amount of 12 5/8% senior notes due 2008. Our acquisition of Warner Chilcott triggered the right of each holder of Warner Chilcott senior notes to require us to repurchase their notes at 101% of the principal amount of notes presented for repurchase. After holders of approximately 20% of the notes exercised their repurchase right, Warner Chilcott had $159.7 million of senior notes outstanding. In December 2001 we repurchased $20.0 million of principal amount of senior notes, and in our third quarter fiscal 2002 we repurchased an additional $45.9 million of principal amount of senior notes. We may, from time to time depending on market conditions, continue to repurchase Warner Chilcott's senior notes in the open market. Interest payments on the senior notes are due semi-annually in arrears on February 15 and August 15. The senior notes are redeemable prior to maturity at the option of Warner Chilcott, Inc., in whole or in part, beginning in February 2004 at redemption prices that decrease annually and range from 106.3125% to 100%. Unless and until redeemed, interest payments associated with the senior notes will substantially increase our net interest expense as compared with our interest expense prior to the acquisition of Warner Chilcott.

EFFECT OF THE ACQUISITION OF ESTRACE(R) TABLETS. Consistent with our strategy to acquire established branded pharmaceutical products and to increase sales of those products in the United States through enhanced promotional efforts, on June 29, 2001 we acquired from Bristol-Myers Squibb Company Estrace(R) tablets, an estrogen replacement therapy product with net sales of $40.5 million for the year ended December 31, 2000.

The gross profit for this product was $39.2 million for the year ended December 31, 2000. The purchase price for Estrace(R) tablets was approximately $95 million. In connection with this acquisition, we also entered into a five-year supply agreement with Bristol-Myers Squibb Laboratories Company in relation to this product with an option to renew for two additional years.

EFFECT OF EQUITY OFFERING. In July 2001, we completed our third equity offering. The total net proceeds to us, after underwriters' commissions and other expenses of the offering, were approximately $268 million. We have used a portion of these net proceeds to expand our portfolio of pharmaceutical products and to repurchase a portion of our outstanding senior notes, and we intend to use the remaining net proceeds to pursue other selected product acquisitions and strategic opportunities, and for general corporate purposes.

EFFECT OF CHEMICAL SYNTHESIS SERVICES SALE. As of December 31, 2001, we sold our CSS business. CSS consisted of SynGal (a Galen subsidiary) and QuChem Limited
(a Galen subsidiary), and provides integrated service from basic research and development and small-scale synthesis to kilogram scale synthesis to customers requiring custom chemical syntheses. CSS employed approximately 110 staff members based in two Northern Ireland sites and had revenue of $7.5 million in the year ended September 30, 2001. We reported a pre-tax gain of $10.9 million from the sale that is included in our Statement of Operations for the six months ended March 31, 2002. As part of this transaction Alan Armstrong, President of our pharmaceutical services business, resigned from both his position with Galen and his Galen directorship. We intend to use the proceeds from this transaction to expand our portfolio of branded pharmaceutical products particularly in the women's healthcare therapeutic area, by pursuing other selected product acquisitions and strategic opportunities, and for general corporate purposes.

EFFECT OF THE ACQUISITION OF DURICEF(R) AND MOISTUREL(R). Consistent with our strategy to acquire established branded pharmaceutical products and to increase sales of those products in the United States through enhanced promotional efforts, on March 28, 2002 we acquired from Bristol-Myers Squibb Company Duricef(R), an antibiotic, and Moisturel(R), a skin cream. Prior to our acquisition of the products, they generated combined sales for the year ended December 31, 2001 of approximately $17 million, with gross margins of 85%. The purchase price for Duricef(R) and Moisturel(R) was approximately $40.4 million. In connection with this acquisition, we also entered into five-year supply agreements with Bristol-Myers Squibb Laboratories Company in relation to these products.

EFFECT OF CLINICAL TRIAL SERVICES SALE. On May 8, 2002, we announced that we agreed to the sale of our CTS business. CTS, carried out through Gaelta Research and Development Limited and Galen, Inc., provides clinical packaging services to pharmaceutical companies that choose to outsource their manufacturing, packaging and distribution of both active drugs and placebos to targeted clinical trial patients. CTS also offers analytical services, including stability testing, complete analytical testing and release and analytical method development. CTS had revenue of $58.7 million in the year ended September 30, 2001. This sale is part of our ongoing strategy to focus on our faster growing pharmaceutical products business through the sale of our non-core pharmaceutical services businesses. Proceeds from the sale will provide us with greater financial flexibility and enable us to continue our growth strategy through ongoing development and selective product acquisitions to strengthen our pharmaceutical products business. The approval by our shareholders of this sale will be sought at an extraordinary general meeting of the Company to be held on May 29, 2002.

EFFECT OF CURRENCY FLUCTUATIONS. Our revenue streams and operating expenses are denominated in two primary currencies: the U.S. dollar and the pound sterling. With the acquisition of Warner Chilcott, an increasing proportion of our revenue is earned in U.S. dollars (approximately 67% for the six months ended March 31, 2002). In this report, we translated revenue earned in pounds sterling to U.S. dollars in our Statement of Operations at the average exchange rate for the relevant period. Substantially all of our operating expenses in the United States are denominated in U.S. dollars and our capital investment in the United States has been funded by U.S. dollar borrowings, reducing our exposure to changes in the U.S. dollar to pounds sterling exchange rate. However, changes in exchange rates between the U.S. dollar and the pound sterling will affect our reported results of operations. A material appreciation of the U.S. dollar against the pound sterling would reduce our U.S. dollar reported earnings, while the depreciation of the U.S. dollar against the pound sterling would increase our U.S. dollar reported earnings


CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. Our significant policies are described in Note 1 to the consolidated financial statements included in our U.S. 2001 Annual Report.

IMPAIRMENT OF GOODWILL. We periodically evaluate acquired businesses for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses. We have completed our impairment test as of October 1, 2001 and have determined that goodwill has not been impaired. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment would affect our financial condition and results of operations.

ALLOWANCE FOR DOUBTFUL ACCOUNTS. We record an allowance for estimated bad debts included in our accounts receivable. This allowance is determined based on our historical collection and write-off experience. An allowance is also made for customer accounts for which we believe that collectibility is doubtful. Management's judgment is a key factor in determining this allowance and, as such, additional allowances may be required.

INVENTORY. Our inventory is stated at the lower of cost or net realizable value. Cost is determined on a first in, first out basis and includes transportation and handling costs. In the case of manufactured products, cost includes material, labor and applicable manufacturing overhead. Provisions are made for obsolete, slow moving or defective items where appropriate. The provisioning process requires the use of management's judgment.



RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2002 AND 2001.
REVENUE. Our total revenue for the three months ended March 31, 2002 (the second quarter fiscal 2002) increased 22.3%, or $14.0 million to $76.4 million from $62.4 million for the three months ended March 31, 2001 (the second quarter fiscal 2001). Significant sales increases in both our pharmaceutical products business and our pharmaceutical services business accounted for these favorable results. Our acquisition of Estrace(R) tablets on June 29, 2001 and the strong development of our pharmaceutical products business, particularly in the U.S., were the major drivers of growth. Significant changes in exchange rates between the U.K. pound sterling and U.S. dollar can affect our reported results of operations. In comparison to the prior year period, the average exchange rate for the three months ended March 31, 2002 remained fairly consistent as the pound depreciated less than 1% over these periods.

Our pharmaceutical products business includes the development, promotion and sale of branded prescription products in the United States, United Kingdom and Ireland. Revenue from our pharmaceutical products business increased 25.8%, or $11.6 million, to $56.7 million as compared to $45.1 million in the second quarter fiscal 2001. Results for Estrace(R) tablets are included in our results for the second quarter fiscal 2002 and not in the prior year quarter as Estrace(R) tablets were acquired by us in June 2001. Our pharmaceutical products business continues to benefit from the positive strategic impact of the acquisition of Warner Chilcott in September 2000 and the establishment of a strong pharmaceutical base in the U.S. In women's healthcare we have products in two important therapeutic categories: contraception and hormone replacement therapy. Ovcon(R), our oral contraceptive, and Estrace(R) tablets, our estrogen replacement therapy, continue to demonstrate strong growth. Estrace(R) cream which we promote to the urologist continues to show steady progress. Doryx(R), our pelletized oral formulation of doxycycline for the treatment of acne, also posted continued strong results. In January 2002, we launched a new 75mg strength of Doryx(R) and expect incremental growth for this new dosage form. In the U.K., our business continues to focus on women's healthcare. Our proprietary anticholinergic, Regurin(R), for the treatment of incontinence continues to progress well since its U.K. launch in October 2000. Late in September 2001 we launched Menoring(R), our first intravaginal ring product for estrogen replacement therapy. This product has performed to expectation with early sales progress comparable to other recently launched estrogen therapies.

Revenues from our pharmaceutical services business of $19.7 million increased 13.3%, or $2.3 million, as compared to $17.4 million in the prior year quarter reflecting the increased demand for these services. Revenue reported for the second quarter fiscal 2002 and 2001 represents results of our Clinical Trial Services business, or CTS, and Interactive Clinical Technologies, Inc., or ICTI. We announced on May 8, 2002 that we agreed to dispose of CTS. We still retain ICTI which we intend to sell. As of December 31, 2001 we sold our Clinical Synthesis Services business, or CSS; results of which are appropriately classified as discontinued operations in our statement of operations.

Gross profit and gross margin. Gross profit of $54.4 million increased 26.9%, or $11.6 million, from $42.8 million in the prior year quarter. These improved results reflect the impact of our improved gross margin to 71.2% from 68.6% in the prior year quarter, demonstrating the increasing impact of sales of higher margin U.S. pharmaceutical products.

Operating expenses. Selling, general and administrative expenses of $23.6 million were consistent with the prior year quarter. Our research and development expenses of $4.7 million increased 81.7%, or $2.1 million, from $2.6 million in the prior year quarter. Our activities are now firmly directed towards the development of proprietary products for commercialization in the U.S. which are based on drug delivery systems such as the intravaginal ring, or IVR. We are also pursuing the development of new products and line extensions that complement and strengthen our core prescription business. The line extension for our contraceptive, Ovcon(R), has been filed with the Food and Drug Administration, or FDA. During the quarter, the New Drug Application, or NDA, for our estradiol acetate vaginal ring was accepted for filing by the FDA. Our proprietary line extension for Estrace(R) tablets is in Phase III in the U.S. and we anticipate filing the NDA in 2003. Our activities also include the development of other IVR applications in the areas of contraception, sexual dysfunction and local infection control. During the quarter we launched a 75mg line extension for Doryx(R). We are evaluating the development of a new Duricef(R) dose form which would be manufactured in our Craigavon facility.

Depreciation and amortization expense. Depreciation expense of $2.6 million for the second quarter fiscal 2002 increased $0.6 million as compared to $2.0 million in the prior year quarter. This increase is the result of our continued expansion and investment in our property, plant and equipment. Amortization expense of $4.4 million decreased $2.5 million from $6.9 million primarily due to the cessation of goodwill amortization upon our adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective October 1, 2001. Amortization of goodwill recorded in the second quarter of fiscal 2001 amounted to $3.6 million. This reduction in second quarter fiscal 2002 amortization expense was offset somewhat by amortization charges related to Estrace(R) tablets which were not recorded in the second quarter fiscal 2001 as this product was acquired in June 2001.

Interest income and interest expense. Interest income of $2.1 million nearly doubled as compared to the prior year quarter income of $1.1 million as funds held for investment were higher during the second quarter fiscal 2002 than in the prior year quarter. Funds held for investment were most significantly increased as a result of our July 2001 equity offering from which we raised approximately $268 million net of fees. Interest expense of $5.1 million decreased $1.3 million as compared to $6.4 million incurred during the prior year quarter. A significant part of this expense reduction is related to the repurchase of a portion of our senior subordinated notes acquired as part of the Warner Chilcott transaction. During the second quarter fiscal 2001 the principal outstanding was $159.7 million. In December 2001, we repurchased $20.0 million of the principal amount. The principal outstanding remained at $139.7 million through March 31, 2002. A decline in interest rates also contributed to the decrease in interest expense.

Income tax expense. Taxes increased $0.6 million to $2.9 million for the second quarter fiscal 2002 as compared to $2.3 million for the prior year quarter. We operate primarily in three tax jurisdictions, the United Kingdom, the United States and the Republic of Ireland. In the United Kingdom the statutory rate was 30% in both the current and prior year quarters. The federal statutory rate in the U.S. was 35% in both quarters. In the Republic of Ireland, the statutory rate was 17% in the current quarter and 21% in the prior year quarter. Our effective tax rate was 18% in the current quarter and 92% in the prior year quarter. The primary reason for the unusually high rate in the second quarter fiscal 2001 was the goodwill amortization associated with our Warner Chilcott transaction, which is not deductible for tax purposes. The lower effective tax rate for the second quarter fiscal 2002 is attributed to the cessation of goodwill amortization effective October 1, 2001 described above and the increased proportion of our taxable profits arising in the Republic of Ireland.

Net income. The result of the items discussed above was that we reported $13.1 million of net income for the second quarter fiscal 2002 as compared to net income of $0.2 million in the prior year quarter. Net income per ADS was $0.28 on both a basic and diluted basis. The board has declared the payment of an interim dividend of 1.00 pence per ordinary share (4.0 pence per ADS), which represents an increase of 20% over the 0.83 pence per ordinary share (3.32 pence per ADS) declared for the previous interim period. The weighted average number of ADS equivalent shares outstanding increased by 7 million due primarily to the issuance of 6.6 million ADS equivalents in relation to our July 2001 equity offering.

SIX MONTHS ENDED MARCH 31, 2002 AND 2001.
Revenue. Our total revenue for the six months ended March 31, 2002 (the first half fiscal 2002) increased 25.2%, or $30.6 million to $151.9 million from $121.3 million for the six months ended March 31, 2001 (the first half fiscal
2001). Significant sales increases in both our pharmaceutical products business and our pharmaceutical services business accounted for these favorable results. Our acquisition of Estrace(R) tablets on June 29, 2001 and the strong development of our pharmaceutical products business, particularly in the U.S., were the major drivers of growth. Significant changes in exchange rates between the U.K. pound sterling and U.S. dollar can affect our reported results of operations. In comparison to the prior year period, the average exchange rate for the three six ended March 31, 2002 remained fairly consistent as the pound depreciated less than 2% over these periods.

Our pharmaceutical products business includes the development, promotion and sale of branded prescription products in the United States, United Kingdom and Ireland. Revenue from our pharmaceutical products business increased 29.7%, or $25.6 million, to $111.6 million as compared to $86.0 million in the first half fiscal 2001. Results for Estrace(R) tablets are included in our results for the first half fiscal 2002 and not in the prior year period as Estrace(R) tablets were acquired by us in June 2001. Our pharmaceutical products business continues to benefit from the positive strategic impact of the acquisition of Warner Chilcott in September 2000 and the establishment of a strong pharmaceutical base in the U.S. In women's healthcare we have products in two important therapeutic categories: contraception and hormone replacement therapy. Ovcon(R), our oral contraceptive, and Estrace(R) tablets, our estrogen replacement therapy, continue to demonstrate strong growth. Estrace(R) cream which we promote to the urologist continues to show steady progress. Doryx(R), our pelletized oral formulation of doxycycline for the treatment of acne, also posted continued strong results. In January 2002, we launched a new 75mg strength of Doryx(R) and expect incremental growth for this new dosage form. In the U.K., our business continues to focus on women's healthcare. Our proprietary anticholinergic, Regurin(R), for the treatment of incontinence continues to progress well since its U.K. launch in October 2000. Late in September 2001 we launched Menoring(R), our first intravaginal ring product for estrogen replacement therapy. This product has performed to expectation with early sales progress comparable to other recently launched estrogen therapies.

Revenues from our pharmaceutical services business of $40.3 million increased 14.3%, or $5.0 million, as compared to $35.3 million in the prior year period reflecting the increased demand for these services. Revenue reported for the first half fiscal 2002 and 2001 represents results of our Clinical Trial Services business, or CTS, and Interactive Clinical Technologies, Inc., or ICTI. We announced on May 8, 2002 that we agreed to dispose of CTS. We still retain ICTI which we intend to sell. As of December 31, 2001 we sold our Clinical Synthesis Services business, or CSS; results of which are appropriately classified as discontinued operations in our Statement of Operations.

Gross profit and gross margin. Gross profit of $106.7 million increased 31.2%, or $25.4 million, from $81.3 million in the prior year period. These improved results reflect the impact of our improved gross margin to 70.2% from 67.1% in the prior year period, demonstrating the increasing impact of sales of higher margin U.S. pharmaceutical products.

Operating expenses. Selling, general and administrative expenses of $45.7 million increased 11.9% as compared to $40.9 million incurred in the prior year period. This is due to increased selling and promotional spending by Warner Chilcott. Our research and development expenses of $9.2 million increased 76.3%, or $4.0 million, from $5.2 million in the prior year period. Our activities are now firmly directed towards the development of proprietary products for commercialization in the U.S. which are based on drug delivery systems such as the intravaginal ring, or IVR. We are also pursuing the development of new products and line extensions that complement and strengthen our core prescription business. The line extension for our contraceptive, Ovcon(R), has been filed with the Food and Drug Administration, or FDA. During the period, the New Drug Application, or NDA, for our estradiol acetate vaginal ring was accepted for filing by the FDA. Our proprietary line extension for Estrace(R) tablets is in Phase III in the U.S. and we anticipate filing the NDA in 2003. Our activities also include the development of other IVR applications in the areas of contraception, sexual dysfunction and local infection control. During the period we launched a 75mg line extension for Doryx(R). We are evaluating the development of a new Duricef(R) dosage form which would be manufactured in our Craigavon facility.

Depreciation and amortization expense. Depreciation expense of $4.7 million for the first half fiscal 2002 increased $0.9 million as compared to $3.8 million in the prior year period. This increase is the result of our continued expansion and investment in our property, plant and equipment. Amortization expense of $8.8 million decreased $4.3 million from $13.2 million primarily due to the cessation of goodwill amortization upon our adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective October 1, 2001. Amortization of goodwill recorded in the first half of fiscal 2001 amounted to $6.8 million. This reduction in first half fiscal 2002 amortization expense was offset somewhat by amortization charges related to Estrace(R) tablets which were not recorded in the first half fiscal 2001 as this product was acquired in June 2001.

Interest income and interest expense. Interest income of $4.6 million increased significantly as compared to the prior year period income of $2.8 million as funds held for investment were higher during the first half fiscal 2002 than in the prior year period. Funds held for investment were most significantly increased as a result of our July 2001 equity offering from which we raised approximately $268 million net of fees. Interest expense of $10.9 million decreased $3.1 million as compared to $14.0 million incurred during the prior year period. A significant part of this expense reduction is related to the repurchase of a portion of our senior subordinated notes acquired as part of the Warner Chilcott transaction. During the first and second quarters fiscal 2001 the principal outstanding for the majority of the respective periods was $200.0 million and $159.7 million. In December 2001, we repurchased $20.0 million of the principal amount. The principal outstanding remained at $139.7 million through March 31, 2002. A decline in interest rates also contributed to the decrease in interest expense.

Income tax expense. Taxes increased $4.3 million to $9.1 million for the first half fiscal 2002 as compared to $4.7 million for the prior year period. We operate primarily in three tax jurisdictions, the United Kingdom, the United States and the Republic of Ireland. In the United Kingdom the statutory rate was 30% in both the current and prior year periods. The federal statutory rate in the U.S. was 35% in both periods. In the Republic of Ireland, the statutory rate was 17% in the current quarter and 21% in the prior year quarter. Our effective tax rate was 28% in the current period and 66% in the prior year period. The primary reason for the unusually high rate in the first half fiscal 2001 was the goodwill amortization associated with our Warner Chilcott transaction, which is not deductible for tax purposes. The lower effective tax rate for the first half fiscal 2002 is attributed to the cessation of goodwill amortization effective October 1, 2001 described above and the increased proportion of our profits arising in the Republic of Ireland.

Net income. The result of the items discussed above was that we reported $29.8 million of net income for the first half fiscal 2002 as compared to net income of $2.5 million in the prior year period. Net income per ADS was $0.64 on both a basic and diluted basis. The board has declared the payment of an interim dividend of 1.00 pence per ordinary share (4.0 pence per ADS), which represents an increase of 20% over the 0.83 pence per ordinary share (3.32 pence per ADS) declared for the previous interim period. The weighted average number of ADS equivalent shares outstanding increased by 7 million due primarily to the issuance of 6.6 million ADS equivalents in relation to our July 2001 equity offering.


OFF BALANCE SHEET ARRANGEMENTS

We do not have any off balance sheet arrangements, except for operating leases considered normal to our business.


LIQUIDITY AND CAPITAL RESOURCES

Although our earnings before interest, tax, depreciation and amortization, or EBITDA, (adjusted for the CSS sale) of $51.7 million for the first half fiscal 2002 significantly exceeded the prior year period's EBITDA of $35.1 million, net cash from operating activities remained fairly consistent with the prior year period. This is the result of our increased investment in working capital during the current period. Our increased revenues in the current period generated the increases in our inventory, accounts receivable, prepaid expense, other assets and current liabilities.

The major use of cash in investing activities during the first half of fiscal 2002 was for the purchase of Duricel(R) and Moisturel(R) for approximately $40.4 million. The sale of CSS in December 2001 also had a significant impact on our cash as we received cash consideration of approximately $36 million for this transaction. A use of $10.5 million reflects our continued expansion and investment in our property, plant and equipment. The significant use of cash for financing activities was our December 2001 repurchase of $20.0 million principal amount of Warner Chilcott senior notes for $23.0 million. During our third quarter fiscal 2002 we repurchased an additional $45.9 million principal amount for $52.9 million. Depending on


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


market conditions, we may again repurchase senior notes in the open market. During the first half of fiscal 2002, we disbursed our final fiscal 2001 dividend totaling $4.5 million.

We ended the second half of fiscal 2002 with $290.2 million cash on hand as compared with $326.1 million at September 30, 2001. We intend to fund our future operating liquidity needs, including capital expenditures and dividend payments, through a combination of cash generated from operations, cash balances on hand and availability under credit facilities. At March 31, 2002, we had $44.1 million of availability agreed in principle but not yet committed, pending our request.

There is no significant seasonality to our funding requirements, and we believe that these sources will be sufficient to fund our anticipated working capital needs for the foreseeable future. We evaluate our balance sheet periodically to determine whether to refinance outstanding indebtedness with cash on hand or with other indebtedness. Accordingly, we may choose to reduce our indebtedness from time to time. In the event that we pursue significant acquisitions, we may be required to raise additional funds through the issuance of debt or equity securities.


CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

"The following summarizes our financial commitments as of March 31, 2002 (in millions of U.S. dollars):"

                                   Less                                     Greater
                                  Than 1        1 To 3        4 To 5       Than 5
                                   Year         Years         Years         Years          Totals
                                 -------       -------       -------       -------        -------
Short term capital leases        $   0.4       $   -         $   -        $   -          $   0.4
Long term capital leases             -             0.4           -            -              0.4
Long term borrowings                11.8         107.0           -          150.3          269.1
Operating lease commitments          3.1           6.3           1.5          -             10.9
                                 -------       -------       -------       -------       -------
        Totals                   $  15.3       $ 113.7       $   1.5       $ 150.3       $ 280.8
                                 =======       =======       =======       =======       =======

INFLATION

Inflation had no material impact on our operations during the three months ended March 31, 2002.


C.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

     o    interest rates on debt, and

     o    foreign exchange rates.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions occur. Actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.


INTEREST RATES

We manage debt and overall financing strategies centrally using a combination of short and long term loans with either fixed or variable rates. Currently, we do not hedge exposure to interest rate fluctuations through the use of derivative instruments.


FOREIGN EXCHANGE

Most of the revenue generated and expenses incurred during the six months ended March 31, 2002 and 2001 were denominated in the functional currency of the country in which they were generated. To the extent that


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


we have expanded and continue to expand our operations in the United States, revenues and expenses will continue to be generated in the local currency. We use local currency cash flows to pay similarly denominated expenses to the extent available, although we cannot be certain that we will be able to continue this strategy.

We had no foreign currency option contracts at March 31, 2002. To date, we have not extensively used foreign currency hedging transactions because our exposure to foreign exchange fluctuations has been limited. Capital investment in the United States has been funded by U.S. dollar borrowings as a hedge against foreign currency movements. We intend to use foreign currency hedging more extensively in the future, but cannot give assurances that the use of such instruments will effectively limit our exposure.


II - OTHER INFORMATION

A.   LEGAL PROCEEDINGS

We are involved in various legal proceedings of a nature considered normal to our business including product liability and other matters. In the event of adverse outcomes of these proceedings, we believe that resulting liabilities are either covered by insurance, established reserves, or would not have a material adverse effect on our financial condition or our results of operations.


B.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     (1) Our Annual General Meeting of shareholders was held on February 19, 2002 in Belfast, Northern Ireland.

     (2) All of the nominees for re-election as director to the board were elected by a majority vote of shares. The re-elected directors are R. Geoffrey Elliott and David Gibbons. Our other directors are Dr. John
          A. King, Roger Boissonneault, Dr. Michael G. Carter and Dr. Harold A. Ennis.

     (3)  The following matters were brought to vote:

          i. The Report of the Directors and the Financial Statements for the year ended September 30, 2001 together with the reports of the auditors thereon were presented to the shareholders and were approved with a majority vote of shareholders.

          ii. PricewaterhouseCoopers was re-appointed as auditors to the Company and the board of directors was authorized to fix the remuneration of the auditors with a majority vote of shareholders.

          iii. The proposal to declare a final dividend of 1.66 pence per ordinary share was presented to the shareholders and approved with a majority vote.

          iv. The proposal to confer upon the board of directors the authority to allot relevant securities up to an aggregate nominal amount of (pounds)6,060,823 was presented to the shareholders and approved with a majority vote.

          v. The proposal to disapply statutory pre-emption rights was presented to the shareholders and approved with a majority vote.


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


          vi. The proposal to grant authority for Galen to make market purchases of its own shares was presented to the shareholders and approved with a majority vote.

          vii. The proposal to amend Galen's Articles of Association was presented to the shareholders and approved with a majority vote.

          viii. The proposal to amend the Company's share schemes was presented to the shareholders and approved with a majority vote.


C.   EXHIBITS AND REPORTS ON FORM 6-K OR 8-K

(i)  EXHIBITS:

EXHIBIT NO.    DESCRIPTION

For all Exhibits required under Rule 601 of Regulation S-K to be filed with a Quarterly Report on Form 10-Q, please see the exhibits set forth on pages 74 and 75 of our U.S. 2001 Annual Report.


(ii) REPORTS ON FORM 6-K OR 8-K:

     Our Form 6-K, dated February 14, 2002, contained our unaudited consolidated financial statements for the three months ended December 31, 2001 and 2001, and as of December 31, 2001.

     Our Form 6-K, dated January 10, 2002, contained our news release announcing our sale of our Chemical Synthesis Services business.

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


May 15, 2002                            Galen Holdings PLC

                                        /s/ R. G. Elliott
                                        ----------------------------------------
                                        Name:  R. G. Elliott
                                        Title: Chief Financial Officer









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